FOR IMMEDIATE RELEASE

Lior Maza Appointed Chief Financial Officer
of Vuance Ltd.

Qadima, Israel - June 14, 2007 - Vuance Ltd. (formerly SuperCom Ltd.) (OTCBB: VUNCF.OB; Euronext: VUNC), a provider of incident management and active RFID solutions, today announced that Mr. Lior Maza has joined the Company’s executive management team as Chief Financial Officer. Mr. Maza replaces Mr. Yaron Shalom.

For the past two and a half years, Mr. Maza has served as Director of Finance at PowerDsine, Ltd. (Nasdaq: PDSN), a pioneer in Power over Ethernet (PoE) solutions that was recently acquired by Microsemi Corporation (Nasdaq: MSCC). Prior to PowerDsine, Mr. Maza served for four years as the Corporate Controller of Invoke Solutions, a leading innovator of real-time, interactive research technologies.

Eyal Tuchman, Chief Executive Officer of Vuance commented, "First, on behalf of everyone at Vuance, I would like to thank Yaron for his significant contributions to the company’s growth and success, to date, and wish him all the best. I would also like to welcome Lior to the Vuance’s management team. He has a great deal of experience with both publicly-traded and private companies, as well as a strong background with technology-based companies, which we believe can enhance our already strong executive team."

Maza added: “I’m very excited to join a fast-growing company such as Vuance that acts in one of the most interesting markets today, and hope to contribute from my experience to the Company’s success.”

About Vuance Ltd.
Vuance Ltd. provides innovative incident management, active RFID and credentialing solutions to the public safety, commercial and government sectors. The Company’s Incident Response Management System (IRMS) is the industry's most comprehensive mobile credentialing and access control system, as required by Homeland Security and other initiatives. Its Active RFID is a complete, cost-effective solution for the continuous tracking of assets and individuals. For more information, visit the Company’s website at www.vuance.com.

Vuance Ltd. is headquartered in Qadima, Israel and its U.S. subsidiary, SuperCom, Inc., is based in McLean, Virginia. Vuance common stock is listed on the OTC Bulletin Board under the symbol “VUNCF” and on the Euronext Exchange under the symbol “VUNC”.

Safe Harbor

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company’s periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company.

The Company also disclaims any duty to comment upon or correct information that may be contained in reports published by the investment community.

Contact:

In North America:

RJ Falkner & Company, Inc., Investor Relations Counsel

Tel: 800-377-9893
E-mail: info@rjfalkner.com

In Israel:
Alex Somech
Tel:         +972-77-3456-302
Fax:         +972-50-8961-570
Mobile:   +972-54-4297-754
E-mail:   alex@somech.name